 COVER LETTER

A  PROFESSIONAL  CORPORATION
LEONARD E. NEILSON	8160 South Highland Drive, Suite 104
Attorney at Law	Sandy, Utah 84093
Telephone: (801) 733-0800
Fax: (801) 733-0808
E-mail: LneilsonLaw@aol.com

July 20, 2012

Securities and Exchange Commission
Attn:  John Reynolds, Assistant Director
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

VIA:  EDGAR

Re:	Canyon Gold Corp.
Amendment No. 3 to
Form S-1 (Filed April 23, 2011)
SEC File No. 333-177903

Dear Mr. Reynolds:

In response to your letter dated May 10, 2012, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Canyon Gold Corp. (“Canyon Gold” or the “Company”) and is based solely upon representations made, and documents and information provided by the Company.  Amendment No. 3 to the Registration Statement on Form S-1 is being filed concurrently with this letter.    The Company has made certain changes in the Amendment in response to the Staff’s comments as described below.

General

Comment 1.
Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

●	Describe how and when a company may lose emerging growth company status;

●
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

●	State your election under Section 107(b) of the JOBS Act:
○
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

○
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response to Comment 1:  We have added a new fifth paragraph on the Prospectus Cover Page disclosing that the Company is an “emerging growth company” as defined by the JOBS Act, and also added similar disclosure under the introductory paragraph of the “Prospectus Summary” section on page 3.  We have also revised the last risk factor on page 7 titled “Being a public company involves increased administrative costs. . .” by adding disclosure regarding the JOBS Act and the conditions under which the Company would lose its emerging growth company status.  Further, we have added a new risk factor on page 11 as the last paragraph under the “Risk Factors” section that describes the exemption available to the Company under the JOBS Act and that the Company has elected to take advantage of the benefits of the extended transition period. Finally, we have added disclosure under the “Critical Accounting Policies” heading on page 31 that further describes Company’s election under Section 107(b) of the JOBS Act and that exemptions provided under the JOBS Act are available to the Company as a smaller reporting company.

Comment 2.
We note disclosure on your cover page and elsewhere that your stock is quoted on the OTC Pink Market and that you intend to apply for quotation on the OTC Bulletin Board. Publicly available information suggests you are the subject of a Cease Trade Order issued by the British Columbia Securities Commission on April 13, 2012. If true, please.

●	Revise your cover page to refer to the Cease Trade Order (CTO);
●	Revise your Summary, Risk Factors, and Plan of Distribution, to
	○	Address the existence of the CTO;
	○	Discuss the reason(s) why it was issued; and,
	○	Address the impact it may have on your offering, the liquidity of your shares, and your ability to raise funds.

Response to Comment 2:  We have added disclosure on the Prospectus Cover Page regarding the CTO issued by the British Columbia Securities Commission. We have also added a paragraph under the “Prospectus Summary” heading on page 4 and a new risk factor on page11 to discuss the CTO.  A more detailed discussion has been included as the last subheading under the “Plan of Distribution” section on page 14 to disclose the information requested.

Relationships and Related Party Transactions

Comment 3.
Please revise to address the material terms of the outstanding loans referenced in your disclosure on pages 33-34. Please provide the disclosure required by Item 404(a)(5) of Regulation S-K for each debt transaction.

Response to Comment 3:  Please note that we believe disclosure of shares issued to Long Canyon stockholders in exchange for debt previously owed by Long Canyon is adequate. Each of the four persons is identified as a principal stockholder of Canyon Gold and the value of the debt or services is given. We have added disclosure at the end of the second paragraph under the “Relationships and Related Party Transaction” heading on page 33 that states that no interest was included in the debt.

We have also added to the third and fourth paragraphs starting on page on page 34 regarding the option agreement with EMAC Handels AG and loans payable to Velania Treuhand AG and EMAC, identifying them as principal stockholders.  Further, we added information as the fifth sixth and seventh paragraphs under the “Relationships and Related Party Transaction” heading on page 34 regarding the issuance of preferred shares to EMAC.  Additionally, we have revised the last two risk factors on page 11 that discuss convertible instruments and other debts.

Comment 4.
We reissue comment eight of our letter dated March 27, 2012. Please provide the disclosure required by Item 404 of Regulation S-K for all related party transactions. We note the disclosure in the footnotes to the financial statements. For example, we note the free office space and management services provided.

Response to Comment 4:  Disclosure under the “Relationships and Related Party Transactions” heading starting on page 34 has been revised in response to your comment to include the requisite additional transactions. Also, please see our response to Comment 3 above.  Disclosure regarding the services provided by the Company’s President is set forth in the last paragraph under this heading.

Comment 5.
Please disclose the nature of the relationship between the parties for each related party transaction.

Response to Comment 5:  Please refer to our responses to Comments 3 and 4 above, which include disclosure of the relationship between the parties for each related party transaction.

Management

Comment 6.
We note your response to prior comment six from our letter dated March 27, 2012 and partially reissue. If true, please revise to disclose that AR Associates was a delinquent filer while Mr. Blewett was an officer and director at the firm or explain why such disclosure is not material.

Response to Comment 6:  As set forth in our prior response to your comment, Mr. Blewett was associated with AR Associates, Inc. for a brief period from 2001 to 2003. According to the SEC website, AR Associates filed a registration statement on Form 10-SB in 1999, but no periodic filings were subsequently made with the SEC.  Its registration under the Securities Exchange Act of 1934 was revoked on December 10, 2007 pursuant to Section 12(j) of that Act.

Mr. Blewett’s association with AR Associates was nearly ten years ago when he served as AR’s President for one year and its Secretary for one year. AR’s registration was revoked four years after Mr. Blewett severed his relationship with the company.  Also, there is no indication as to AR’s activities during that time.  Accordingly, because of the length of time that has passed and Mr. Blewett’s brief connection to the company, we do not believe that a risk factor relating to that company or that it was a delinquent filer is merited. However, we will add new disclosure under Mr. Blewett’s resume on page 32 discussing AR’s delinquency and revocation of its registration.

Executive Compensation

Comment 7.
We note the payments to former directors in the fiscal year ended April 30, 2011. Please provide the disclosure required by Item 402(r) of Regulation S-K. Disclosure must be provided for directors who served for any part of the last fiscal year. We direct your attention to Question 127.01 to the Compliance and Disclosure Interpretations.

Response to Comment 7:  Please note that we have revised the Executive Compensation table on page 34 in response to your comment.  We have added to the table Nand Shankar, who served as the Company’s President, CEO and sole Director until March 14, 2011.

Financial Statements for the period ended January 31, 2012

Notes to Consolidated Financial Statements

Note 5. Convertible Notes Payable

Comment 8.
We note from this disclosure that the Company had a convertible notes payable balance totaling $101,000 at January 31, 2012. The Company’s disclosure states the notes were due December 31, 2002; however, these notes are not presented in the financial statements for the year ended April 30, 2011. Please reconcile this discrepancy.

Response to Comment 8:  The financial statements for the four months ended April 30, 2011 and the years ended December 31, 2010 and 2009 are those of Long Canyon Gold Resources Corp., prior to Canyon Gold’s acquisition of Long Canyon in July 2011.  In response to comment 10 in your letter dated March 27, 2012 and at the direction of the Staff, amendment number 2 to the Form S-1 filed on April 23, 2012 revised the title of the Long Canyon’s April 30, 2011 financial statements to read “Canyon Gold Corp.”, although the statements are those of Long Canyon. The $101,000 convertible notes payable are the liability of Canyon Gold, survived the reverse acquisition transaction in July 2011 and thus are reflected in Canyon Gold’s April 30, 2012 consolidated financial statements included in the amended filing.  Because the Long Canyon financial statements of April 30, 2011 were prior to its acquisition by Canyon Gold, there is no reference to the convertible note payable.  Further, we have deleted the Long Canyon financial statements and we are including the new audited financial statements of Canyon Gold for the years ended April 30, 2011 and 2012.

Recent Sales of Unregistered Securities

Comment 9:
Please disclose the facts supporting your reliance upon Regulation S as an exemption for certain transactions. In addition, please disclose the sophistication of the investors in discussing your reliance upon Section 4(2) as an exemption.

Response to Comment 9.  We have revised the last paragraph under Item 15 on page 3 of Part II in response to your comment.  Please note that we previously disclosed that persons receiving securities were familiar with the Company’s business, were known to principals of the Company and/or executed Share Subscription agreements in connection with their acquisition of securities.  All of the respective securities issued were deemed “restricted securities” and cannot be resold or otherwise transferred except pursuant to an effective registration statement or appropriate exemption therefrom. This includes securities issued in reliance upon Regulation S.

Comment 10.
We note you issued convertible loans in the aggregate of $55,000 on July 7, 2011 and December 22, 2011 with a conversion price of $0.10. Please tell us how you accounted for these convertible loans and cite the specific authoritative guidance you used to support your accounting treatment.

Response to Comment 10:  The convertible loans are included in the Company’s April 30, 2012 balance sheet as outstanding convertible notes payable – related parties. These convertible notes bear no interest and are convertible at a price of $0.10 per share. All of this debt is convertible 30 days from the first day Canyon Gold common shares are qualified for trading on the OTC Bulletin Board.

As set forth in Note 2 to the April 30, 2012 consolidated financial statements, the fair value of the convertible notes payable into the Company’s common stock at other than face value is not presently determinable because there is no current market value for the common stock. Accordingly, no beneficial conversion feature or derivative liabilities are determinable or have been recognized related to the Company’s convertible notes payable that would be required for consideration to ASC 470 and ASC 815. These convertible features will be evaluated in subsequent periods for fair value determination.

We will deliver to the Staff “redlined” hard copies of the Form S-1 for your convenience.
Any further questions or comments concerning the Company can be directed to this office by phone at (801) 733-0800, by Fax at (801) 733-0808 or e-mail at LNeilsonLaw@aol.com with a copy to Delbert G. Blewett at del.b32@gmail.com.

Yours truly,

/S/ Leonard E. Neilson

Leonard E. Neilson
:ae
Attachments
cc:  Delbert G. Blewett, President, Canyon Gold Corp.